Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

Final Transcript

Conference Call Transcript

MMP – Magellan Midstream Partners, L.P. and Magellan Midstream Holdings, L.P.

First Quarter 2009 Earnings Results

Event Date/Time: May. 06. 2009 / 1:30PM ET

CORPORATE PARTICIPANTS

Don Wellendorf

Magellan Midstream Partners, L.P. - Chairman and CEO

John Chandler

Magellan Midstream Partners, L.P. - CFO

Mike Mears

Magellan Midstream Partners, L.P. - COO

Brett Riley

Magellan Midstream Partners, L.P. - VP, Business Development

CONFERENCE CALL PARTICIPANTS

Gabe Moreen

BAS-ML - Analyst

Sharon Lui

Wachovia Securities - Analyst

Brian Zarahn

Barclays Capital - Analyst

Stephen Maresca

Morgan Stanley - Analyst

Stephen Ericco

Locust Wood Capital Advisers - Analyst

Ross Payne

Wachovia Securities - Analyst

Darren Horowtiz

Raymond James - Analyst

Mark Easterbrook

RBC Capital Markets - Analyst

Yves Siegel

Aurora Capital - Analyst

Adam Rothenberg

Zimmer Lucas Partners - Analyst

TJ Leverte

Talkot Capital - Analyst

PRESENTATION

Operator

Good day and welcome, everyone, to the first quarter 2009 earnings results conference call for Magellan Midstream Partners and Magellan Midstream Holdings. This call is being recorded.

At this time, for opening remarks and introductions, I would like to turn the call over to the President and Chief Executive Officer, Mr. Don Wellendorf. Please go ahead, sir.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Hello. Thank you for joining us today to discuss the first quarter earnings for Magellan Midstream Partners and Magellan Midstream Holdings. Most of our prepared comments will address the performance of Magellan Midstream Partners, which as you know drives the performance of

Magellan Midstream Holdings. We will refer to each Company by its respective sticker symbol, MMP for Magellan Midstream Partners and MGG for Magellan Midstream Holdings.

Here with me today from the Company are John Chandler, our CFO, Mike Mears, our COO, and Paula Farrell who is responsible for investor relations.

Before we discuss the quarter, I will remind you that during this call, Magellan management will make forward-looking statements as defined by the SEC. Such statements are based on our current judgments regarding some of the factors that could impact the future performance of Magellan. You should form your own opinions about Magellan’s future performance based upon risk factors and other information discussed in our filings with the SEC.

With that out of the way, let’s move on to the first quarter. I’d like to start off by saying that MMP’s first quarter results were pretty much in line with our expectations, even though we had not yet given any guidance to the street for 2009 until today. If you exclude the large one-time gain in 2008 from an assigned third-party supply agreement and place profits from commodity-related activities into the actual periods when the physical transactions were completed, basically eliminating the mark-to-market noise associated with our NYMEX contracts, you will see that our first quarter 2009 results really were quite similar to the 2008 period. Another way to see this is to look at the distributable cash flow schedule that we included in this morning’s earnings release, which shows only about a $5.5 million decline in distributable cash flow.

Looking specifically at our core fee-based transportation and terminal businesses, these businesses actually generated higher financial results than the year ago period, which I think speaks to the overall health of our base business and its resilience in a tough economy. John will provide more details about our results versus the prior year in a few moments. As I’m sure you are aware, next week we plan to pay our quarterly distribution for the first quarter. The amounts to be paid are $0.71 per MMP unit and $0.359 per MGG unit. These per unit amounts are the same as paid in the previous quarter which is consistent with our earlier indications concerning 2009 distributions in light of the uncertain economic environment. Management remains confident given the current conditions that we will be able to hold the current distribution levels flat throughout 2009. We also still believe we could return to a distribution growth scenario next year.

Moving on to the capital structure simplification that we announced in March, there really isn’t anything new to report right now. We filed our preliminary joint proxies with the SEC in early April, and we’re awaiting completion of their review. The timeline appears to be going as initially expected so we continue to target a unitholder vote on this issue sometime during the third quarter.

Now, I will ask John to provide details on MMP’s first quarter compared to the same period in 2008, and I will be back to discuss capital spending and guidance for the remainder of 2009. After that, we’ll open the phone line for your questions. John?

John Chandler - Magellan Midstream Partners, L.P. - CFO

Thanks, Don. Before I begin discussing specific business unit performance, I want to mention that I will be commenting on the non-GAAP measure operating margin, just simply operating profit before G&A expenses and depreciation and amortization. A reconciliation of operating margins to operating profit was included in MMP’s earnings release this morning. Management believes the investors benefit from this information because it gets to the heart of the valuation of the economic success of the partnership’s core operation.

In my discussion this afternoon, I will first be discussing the performance of MMP and then following this I will briefly discuss the performance of MGG. Because MGG owns the general partner interest in MMP and reports its financial results on a consolidated basis with those of MMP, the variance items for MGG are consistent with those of MMP other than a few insignificant items.

As noted in MMP’s press release this morning, this quarter MMP realized operating profit and income that were lower than the same period last year. Operating profit was $60.1 million for the quarter, versus $105.3 million for the 2008 period, while net income was $45.2 million for the current period, versus $93.3 million for the 2008 period. Now, again, of note, the 2008 period included a $26.5 million one-time non-cash gain related to the transfer of a supply agreement, while the 2009 period’s commodity-related profits were heavily influenced by the timing of profits realized relative to NYMEX agreements. In fact, if you factor out the one-time supply agreement gain and product margins from commodity-related activities, operating profit for the remainder of our business activities increased. In a particular note, transportation and terminals revenues were up $10.3 million or 7% in the first quarter of 2008, driven in part by the fact that volume shipments on our refined products pipeline were up by 4%, and also due to the new marine terminal tankage that has been brought into service over the last year. We will discuss all of these factors more in a moment.

As is usual, I will go through the operating margin performance of each of our business lines, then discuss variances in depreciation and interest to come to an overall explanation of the variance in net income. First looking at operating margin, which is $40.3 million down versus the same period last year, the biggest piece of that is our petroleum products pipeline system where operating margins were down approximately $35.2 million, versus the same period last year. Again, driven predominantly by a $26.5 million one-time gain recognized in the 2008 period. And due to the timing impact from NYMEX contracts used to hedge our blending and fractionation activities. In fact, our transportation and terminalling revenues for the pipeline segment were $8.4 million more than the same period last year. Approximately one-third of this revenue increase came from tariff-based shipment revenues driven predominantly by higher volumes. Our volumes were 2.8 million or 4% more than the same period last year, and of this amount, gasoline shipments were up 5.9 million barrels or 17%, while distillate shipments were down 2.8 million barrels or about 10%.

Of note, some of these shipments were going into storage in the millions of barrels of storage that we have located along our pipeline system, and were not going to serve demand necessarily at our pipeline delivery points. Thereby we saw inventory builds on the pipeline. When shippers build inventory on our system, our average rate realized tends to be less. Conversely when shippers pull from inventory, the average rate tends to be higher because we record additional transportation revenue, but no additional barrels when shippers move product our of inventory to a final destination. Because of the lower rates being recognized for shipments going into inventory this quarter we did not see the full benefit in our average rates from the 5.2% tariff increase we made on our tariffs on July 1st, 2008.

Now in addition to the transportation related revenues, revenues increased from our tariff — we experienced increases in transportation and terminalling revenues from higher capacity lease and system lease storage revenues, higher ethanol blending revenues, and higher additive revenues. Our capacity lease revenues are up, due to additional blocks of shipment capacity being purchased by one shipper. Much of this had to do with butane and LPG shipments out of Chicago. System lease storage revenues are up because we’ve either made available existing storage capacity or put into service new storage capacity. Ethanol blending fees are up as a result of increased ethanol volume being blended on our system as shippers move to meet the new ethanol mandate and due to new pipeline terminal locations that are now handling ethanol blending. And additive revenues are up given the higher gasoline shipments on the estimate.

Our operating margin for the commodity related activities for the pipeline was down by $15.7 million, versus the first quarter of 2008, going from $18.3 million in the first quarter of 2008, to $2.6 million this quarter. $13.7 million of this $15.6 million variance has to do with timing associated with the NYMEX agreements that are being used to hedge the petroleum products blending activity and fractionation activities for the pipeline. If you look back at our earnings during the third and the fourth quarter of 2008, we recognized net mark-to-market profits of approximately $10.6 million, associated with these NYMEX gasoline sales positions that were used to hedge butane inventory that was being held for blending during the first quarter of 2009. In addition, during the first quarter of 2009, we incurred $3.1 million in NYMEX losses for hedges used for future quarters. Bottom line is that had we done traditional forward sales agreements instead of NYMEX agreements profits this quarter would have been $13.7 million better.

The remainder of the difference in our commodity margins can be attributed to operational issues at one of our fractionation facilities in the first quarter of 2009. Those operational issues have now been resolved.

Our petroleum products pipeline expenses were $1.7 million, or 4% more than the same period last year as a result of higher asset integrity expenses and lower pipeline system gains being offset somewhat by lower power costs, and lower environmental accruals. Integrity expenses were higher this quarter primarily due to timing. Pipeline system gains were lower due in part to lower net volume gains this quarter and lower prices realized on the gains that did occur. Power costs are lower as a result of the low cost of natural gas has provided the opportunity to lock in favorable pricing, with both natural gas and electric utilities that furnish power to our pump stations.

Environmental costs are lower, where in the first quarter of 2008, we made an approximate $1.7 million catchup accrual for a bonus we agreed to pay to an environmental contractor under a risk transfer agreement related to several historical release sites. We originally entered into those agreements in 2007.

Going to our terminals, our operating margin for the petroleum products terminals was down by $2.1 million or 8% versus the same quarter last year. Again, though, if you exclude commodity margins for this group, operating margins would have actually been up, and to that point, terminalling revenues were $4.6 million more than the same period last year, with about 80% of this increase coming from our marine terminals where we experienced increased revenue at the majority of our facilities. The most significant increase came from Galena Park where we put approximately 1.6 million barrels of new tankage into service since the first quarter of 2008.

To a lesser degree, revenues also increased at New Haven and Delaware where a combined 250,000 barrels of new tankage came into service and where we have new higher rates on storage agreements for asphalt and biodiesel. And the remaining increase in storage, comes from about

600,000 barrels of new tankage that’s brought into service at East Houston. Our East Houston terminal actually leases much of this capacity to our pipeline group, where the pipeline system uses the storage as an origin point into the pipeline. Even though our inland terminal throughput was down 1.1 million barrels or 4% from last year, our inland terminal revenues were actually up by about $1 million. The revenue increase is a direct result of higher fees earned for ethanol blending and other related blending fees.

Our net product margins for the terminal group were $3.8 million less than the same period last year, as a result of selling fewer overage barrels gained at the inland terminals during the first quarter of 2009, and selling those barrels at much lower prices. Our terminal expenses were about $2.9 million more than the same period last year. More than one half of this increase is the result of expenses in the first quarter of 2008, that were low because of insurance proceeds received related to Hurricane Katrina as well as reimbursements received from the Department of Homeland Security for security projects that had had been undertaken prior to 2008. Obviously both of these items serve to reduce operating expenses in the 2008 period.

Finally our ammonia operations generated operating margin that were approximately $3.1 million less than the same period last year. Transportation revenues for the ammonia pipeline were down $2.2 million, or 40% from the same period last year as a result of shipment volumes being down by 96,000 tons. Volume shipments were down in the first quarter as a result of two of our three shippers having production plants down in the first quarter. Those plants are now back up. In addition, unfavorable weather conditions in the Midwest also slowed the agricultural demand for ammonia.

Expenses were also higher on the ammonia system than the prior period by about $900,000, largely as a result of increased environmental accruals related to historical release sites that we determined would require additional remediation work.

Therefore, in summary, operating margin for the quarter decreased, again, $40.3 million, going from $140.2 million, down to slightly less than $100 million. However, excluding commodity-related profit and the $26.5 million noncash supply agreement gain reported in the first quarter of 2008, operating margin from our other business activities actually would have increased this quarter by $5.3 million.

Stepping down from operating margins to net income, G&A expenses were $2.7 million higher than the same period last year, largely as a result of incremental accruals related to the 2008 equity-based incentive program. The compensation committee reset the targets for these awards during the first quarter of 2009, to reflect changes in the nation’s economic conditions resulting in adjusting the accruals back to a standard payout level. In addition, we incurred additional costs related to increased prospecting and business development activity in the first quarter of this year.

Depreciation was up by $2.8 million this quarter due to capital additions, and interest expense net of interest income and capitalized interest was up by about $3.1 million, primarily as a result of $133 million in average additional borrowings during this quarter versus last year. And due somewhat to higher rate as a result of issuing long-term bonds in July 2008 to term out our borrowings that were on a revolver in the first quarter of 2008.

Therefore in total, MMP’s net income decreased $48.1 million, going from $93.3 million for the first quarter of 2008 to $45.2 million in the first quarter of 2009. Again I would point to the fact that of this $48.1 million decrease, $26.5 million had to do with noncash gain from the assignment of the supply agreement in the first quarter of 2008, and $19.1 million has to do with the reduction in commodity-related profits, a significant portion of which is due to the timing of when we recognize profits from NYMEX agreements that we have been using as economic hedges against our blending and fractionation activities.

Now turning to MGG’s net income. As noted earlier, MGG consolidates MMP’s results and therefore the variance items at MMP also apply to MGG. Due to a new accounting standard put in place this quarter, we are not reflecting noncontrolling owners interest as an expense in our income statement. As a result, MGG’s net income now more closely resembles that of MMP. As with MMP, MGG’s net income also decreased, going from $89.4 million in the first quarter of 2008 to $41.2 million for the first quarter of 2009. With the decrease driven by the same reasons I just described for MMP.

When discussing MGG, more so than net income, we think it’s important to focus on distributions that MGG receives from MMP related to the ownership of MMP’s general partner and the incentive distribution rights. This is because MGG’s distributable cash flow is solely derived from cash distributions received from MMP, and for the first quarter of 2009, MGG will receive distributions of $23.5 million related to MMP’s most recently announced distribution, almost all of which is available for distribution to the MGG unit holders.

I will now turn the call back over to Don to discuss the second quarter and full year guidance and capital spending estimates for the remainder of the year. Don?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Thanks, John. Moving to maintenance capital spending, our net spending during the first quarter was $10.4 million, and we continue to expect our full-year net maintenance capital spending to be about $35 million. Switching to expansion capital, new organic growth opportunities coming to fruition since our last conference call have increased our expected spending for current projects to $260 million. It was previously $245 million. Of that spending we expect $220 million to occur in 2009. We have already spent $36 million in the first quarter, with another $40 million in 2010 to finish these projects.

The overall $15 million increase in estimated growth spending relates to the additional of ethanol infrastructure of our inland terminals in the southeast and to another refined products tank projects which involves building storage along our pipeline system for our customers dedicated leasage backed by a long-term contract. And even though some projects have moved to a current status, as just described, we continue to have more than $500 million of additional potential projects in earlier stages of analysis or development. This project list continues to include a range of project sizes and probabilities, but all projects continue to be in the same line of business that we are today; that is, focused on petroleum products for renewable fuels opportunities. We remain optimistic that we will be able to move forward on a number of these projects in the future and, of course, we remain in the hunt for acquisition. Only time will tell if and when our efforts will prove fruitful. We remain armed with plenty of balance sheet capacity to finance any of these growth opportunities.

And now let’s move on to financial guidance for 2009. As I mentioned earlier, we did not provide guidance for 2009 in February, as we normally would have, due to the unstable economic environment. Although these same circumstances still exist today, we have decided to go ahead and provide guidance for this year so the street’s forecast might stay more in line with our internal expectations than they were in the first quarter. For 2009, we currently are projecting net income for limited partner units of $2.60. This estimate is based on our current number of units outstanding in our current capital structure since we don’t know exactly when this simplification will close.

Last year’s EPU, after restating the number for the change in the accounting rule mentioned in our press release, was $3.76. While I expect our core transportation and terminals business to generate higher results than in 2008, just like we saw in the ‘09 first quarter, this positive variance is expected to be overcome by significantly less book income from our commodity related activities in 2009. You may recall that we generated higher earnings than expected during 2008 in these activities, really double what we have historically earned, and we made it clear that we did not expect that level of commodity related earnings to be replicated in the future. We had a higher commodity-related earnings in 2008, not only because of the higher commodity prices last year, but also because we sold a substantial volume of transmix last year that was carried over from 2007. Also, another reason commodity related earnings were higher in 2008, is the positive mark-to-market adjustments on our NYMEX contracts which required us to recognize in 2008 the benefit of hedges associated with 2009 physical butane blending.

We estimate that the overall lower commodity-related profits covered with the lack of a one-time gain from a signed supply agreement last year resulted in about $1.15 less EPU in 2009 compared to 2008. Note that this is about the same as the total $1.16 difference between last year’s $3.76 EPU and our estimate of $2.60 for this year. Lost in all the noise is the fact that we are expecting a nice increase in EPU from our base businesses, and even that is substantially offset by a larger percentage of the EPU being allocated to the general partner because of the change in accounting rules related to EPU calculation and the mechanical result of having a higher average distribution in 2009, compared to 2008, because of distribution increases during 2008.

In the earnings release this morning, we mentioned the new accounting methodology for the calculation of EPU for master limited partnerships. This new approach can have a material impact on the comparability between periods. In fact, it’s expected to have about a $0.20 negative impact rolling from 2008 to 2009. The real story can be seen more clearly in our guidance for cash generation compared to last year’s actual cash generation. In the final analysis, MLPs are all about cash generation. We are expecting, again, based on the current conditions, to generate about $330 million of distributable cash flow in 2009. That compares to $338 million generated last year which was a record year, if you will remember. That sleight shortfall from our record year results from improvements in cash from our base business, less maintenance capital, and less interest expense, almost completely offsetting a significant reduction in cash from our commodity-related activities. Specifically for the second quarter we are estimating EPU of around $0.63.

Also I want to say that although commodity variances have been a recurring theme in our explanations today, I wanted to again emphasize that Magellan is primarily a fee-based transportation and terminal. In fact we expect about 85% or more of our operating margin to be generated from fee-based activities going forward.

Finally, speaking to our actual distribution levels, as I said in my opening comments, we still expect to take at least the quarterly distribution amount of $0.71 per MMP unit during 2009, and we currently believe that we could have the potential to begin raising distributions again in 2010.

With that, Operator, we’re ready to turn the call over to questions.

QUESTION AND ANSWER

Operator

Thank you. (Operator instructions) We will take our first question from Gabe Moreen with Merrill Lynch.

Gabe Moreen - BAS-ML - Analyst

Good afternoon, everyone. A couple of questions. Two operational ones. First on the fractionation and the ammonia pipeline facility down time, is there going to be catchup for that in the second quarter? Is there a backlog of volumes that you actually have to fractionate? Or catchup shipments on the ammonia line?

Mike Mears - Magellan Midstream Partners, L.P. - COO

There will probably be a little bit of catchup on the fractionator. I don’t know if I would classify it as a material amount but there will be some. On the ammonia system, I wouldn’t expect any. One of the plants that was down was in the Gulf Coast and what actually happened is it’s a plant in the midcontinent , and we directed their shipments to the Gulf to backfill that. We wouldn’t expect to see any catchup from that in second

Gabe Moreen - BAS-ML - Analyst

Okay. Great. Thanks, Mike. And in terms of the movement here, it seems kind of daily in terms of commodity prices creeping higher. Have you moved to lock in any of your margins in terms of the back half of the year or are you still watching that?

Mike Mears - Magellan Midstream Partners, L.P. - COO

We are for the third quarter, we are 80% hedged, and for the fourth quarter, we are 73% hedged.

Gabe Moreen - BAS-ML - Analyst

Okay. Two bigger questions and don’t worry, I won’t ask the identities of interested parties, number one and two, but can you talk about a lot of chatter here about moving from an E10 blend to an E15 blend down the line, and just bigger picture thoughts on how that might impact you, and are you kind of agnostic in this decision or would you prefer to see things go to an E15 blend?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I don’t know that we are in a position to have a state of preference for what the right blend is for the market. But I can tell you that, as we stated before, we collect a higher blending fee for blending ethanol than we do on our base transportation and terminalling fees. And our inland terminal fees. So an increase to a 15% blend would be a net positive to us.

Gabe Moreen - BAS-ML - Analyst

Okay. That’s what I thought. And then the second question is on contribution coverage. You have raised your DCF guidance pretty nicely for the year, by my calculation it would be pretty close to 1.2. What are you looking for? Do you feel like you need to run at a 1.2 coverage ratio or are you still just looking for further signs of refined product demand stabilization before you consider bumping the distribution?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

That’s a good question, Gabe. I don’t think we need to run at a one-two. I think we are demonstrating a bit of caution, just to see what happens with the markets here, and the economy. I still think there’s some shaking out to do. It’s very unstable. We are also, to be honest with you, providing a little bit of flexibility for potentially doing some transactions that might be initially dilutive for a year or so, but that, obviously we wouldn’t do it unless they were good returns in the long run, not that we have any right ready to do or anything, I’m not suggesting that at all. Some of the ones we are looking at have that characteristic. We want to make sure that we don’t tie our hands on being able to do those and still keep our distribution where it is.

Gabe Moreen - BAS-ML - Analyst

Thanks, Don.

Operator

We will go next to Sharon Lui with Wachovia.

Sharon Lui - Wachovia Securities - Analyst

Hi. Good afternoon. I’m just wondering if you could provide a little bit more detail on the commodity product margins and what is baked into your guidance.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

The commodity product margins that area baked into our guidance — I don’t know if I have those right now. If you are asking that question from the standpoint of, what happens if commodity prices change, how will that impact our guidance, as Mike was just describing, the large majority, the biggest one factor that is influenced by that is our butane blending activity and the large, large majority of that has already been locked in for the year.

Mike Mears - Magellan Midstream Partners, L.P. - COO

That doesn’t mean interim periods, it moves around NYMEX agreements but for the year we are hedged.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

These NYMEX agreements really make it difficult to communicate what’s going on. We have to have them because they are serving us well, but they do add a lot of noise. Does that answer your question? Do you really want to have the actual number?

Sharon Lui - Wachovia Securities - Analyst

Yes, I’m just trying to quantify, year-over-year, what’s the expected decline in the product margins? Would a $60 million run rate be reasonable?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I think we would see at least a $60 million run rate, yes.

Sharon Lui - Wachovia Securities - Analyst

Okay. Also in terms of your 2009 DCF guidance, could you provide a little bit more color from the increase from what was filed in the joint proxy?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Yes. The main reason that it was increased is higher butane blending profit. We are getting a better margin than we thought we would get when we developed the numbers for the proxy and we have also done a little better on volumes than we thought we would, as well. That’s the main reason.

Sharon Lui - Wachovia Securities - Analyst

Okay. So I guess your outlook for ‘09 in terms of the transportation volumes, you are not expecting a 1% decline? It may be flat?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Let me just take a quick look at something. I think we are still around the 3% overall growth number in volume in our guidance.

John Chandler - Magellan Midstream Partners, L.P. - CFO

All-in Including growth projects.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Yes, that includes the growth products. That’s what we are seeing in the guidance 3%.

Sharon Lui - Wachovia Securities - Analyst

Okay. And I was wondering if you got any feedback from either MGG unit holders or MMP unit holders about the simplification.

Mike Mears - Magellan Midstream Partners, L.P. - COO

I’m not sure I can talk about that. I’m looking at my attorney over here and — I think my guidance on simplification questions are basically to refer you to the proxy.

Gabe Moreen - BAS-ML - Analyst

Okay. Thank you.

Operator

We’ll take our next question from Brian Zarahn with Barclays Capital.

Brian Zarahn - Barclays Capital - Analyst

Good afternoon. How much storage capacity did you add in the quarter?

Mike Mears - Magellan Midstream Partners, L.P. - COO

How much storage capacity? I don’t have that number. We will have to get that number back to you. I don’t have it at my fingertips. We put a number of tanks in service down in our Galena Park facility and our Wilmington facility. It’s probably around 2 million barrels, but —

John Chandler - Magellan Midstream Partners, L.P. - CFO

On the pipeline. On the marine terminals, we added —

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I think that number is a little hard to come up with off the top of our heads. We can call you, Brian, to give you that number.

Brian Zarahn - Barclays Capital - Analyst

Okay. Fine. And can you provide a debt number and a capacity available on your revolver, your cash balance?

Mike Mears - Magellan Midstream Partners, L.P. - COO

Yes, our debt balance is $1.112 million. We have $112 million outstanding at the end of the quarter on the revolver and the revolver is $550 million is the capacity.

Brian Zarahn - Barclays Capital - Analyst

Okay. Is there any cash?

John Chandler - Magellan Midstream Partners, L.P. - CFO

No. Not of substance.

Brian Zarahn - Barclays Capital - Analyst

Okay. Thank you.

Operator

We’ll take our next question from Stephen Maresca with Morgan Stanley.

Stephen Maresca - Morgan Stanley - Analyst

Good afternoon, guys. A couple of quick questions. Did you mention that gasoline volumes were up 17%?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Yes.

Stephen Maresca - Morgan Stanley - Analyst

Can you discuss that, why and what you are seeing now, like currently?

Mike Mears - Magellan Midstream Partners, L.P. - COO

Well, first of all, to clarify, what we quoted there is the increase in shipments into our system was up 17% year-over-year. Now, that doesn’t directly correlate one to one to deliveries out of the system. If you look at deliveries out of the system, we were up about 10% year-over-year, and the difference there went to an inventory build in the system. So actual demand at the rack, at the terminal racks on gasoline was about 10% higher than the same quarter last year, and quite frankly, I think the lower prices for gasoline is the primary driver behind that.

Stephen Maresca - Morgan Stanley -Analyst

Okay. That dovetails nicely into my next question on the inventory builds. So shippers are allowed to build on your system, build inventory without actually paying extra for it? Is that — not your system, but is that standard operating procedure?

Mike Mears - Magellan Midstream Partners, L.P. - COO

Well, there two components to that. We provide for our shippers a certain amount of storage in our system at no additional cost so that they can facilitate their movements through the system. So there is some portion of storage that they are allocated, that they don’t pay extra for and then in addition to that, there’s an additional set of storage that we do lease out for a fee that’s over and above what we allocate to the shippers to use the system, and they can build inventory in either one of those categories.

Stephen Maresca - Morgan Stanley - Analyst

Okay. So as we see the summer months potentially and increased demand, that inventory level will go down but you won’t necessarily get — you’ve already earned on that, right?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

We haven’t earned the full amount. This is kind of a long story, John referred to it a little bit. When they move their volume into the system, into storage, we count the barrel as the barrel moved. But we only apply to it a tariff that’s equal to the average tariff on the system. Then when they move it out of storage to the final destination, we charge an additional amount to go to that final destination. That adds to our revenue piece. The barrel is not counted again. That’s why you normally see as inventory builds our rate per barrel go down a little bit but then as inventory drops, we are adding additional revenue as barrels are moved out but we are adding additional volumes to our rate per barrel goes up, if that makes sense. Hopefully you understood that.

Stephen Maresca - Morgan Stanley - Analyst

Yes. No. No I do. Thanks a lot for that color. Final question on the growth component, you talked about a $2.60 spend now. Can you talk again, what are your one or two of the biggest components of that spend?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Well, the biggest component, the single biggest component is the expansion project associated with the Motiva Refinery expansion that we announced last year, where we are building a connection from Motiva’s Port Arthur Refinery and then expanding our system north of Houston to serve the central Texas market. That’s the single biggest item and that’s about $120 million of that. The next big category is tankage and it’s tankage in general. It’s not at one specific location. We are building a significant amount of tankage at various locations around the country. And then the third largest category is ethanol blending infrastructure primarily at southeastern terminals. Those three a significant share of that capital.

Stephen Maresca - Morgan Stanley - Analyst

Okay. Thank you very much.

Operator

We’ll take our next question from Stephen Ericco with Locust wood Capital.

Stephen Ericco - Locust Wood Capital Advisers - Analyst

Hello, how are you? I just wanted to follow up on the coverage ratio because I’m actually encouraged that your distributable cashflow is higher than we thought it would be, $330 million for the year. And more importantly, the commodity percentage of that goes down to 15% from something north of 20% last year. So last year, when we ran with the 120 coverage, I can understand it because of the volatility of the commodity business. Can you just explain today why you want to run with 120 this year? Is it because you want to get the — we should look at it pro forma for the merger between MMP — I’m sorry, what you guys are calling the simplification? Is that the dilution you are talking about?

Mike Mears - Magellan Midstream Partners, L.P. - COO

As we mentioned earlier, that project or that transaction would have dilution associated with it. I think it’s about a

John Chandler - Magellan Midstream Partners, L.P. - CFO

Little under $5 million per quarter.

Mike Mears - Magellan Midstream Partners, L.P. - COO

$100 million per quarter initially it would have dilution associated with it. But that’s not what I was referring to. Other projects, we have seen potential acquisitions at times and we are working on some now that have, because of the nature of having to spend money to put it into a condition we would want to have them in up front, it’s diluting the first year or so. We absolutely, our first and foremost concern here is to make sure that everybody has confidence that our distribution is safe, where it is right now. So we are probably being a bit conservative there because of that, but it’s that combined with just is the economy itself, the things that are going on, some of the initiatives that Washington is taking. Creates a very unpredictable economic environment.

Stephen Ericco - Locust Wood Capital Advisers - Analyst

Could you expand on some of the things that you are concerned about coming out of Washington?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Well, the carbon cap, is an example, new taxes that just hurt the economy in general.

Stephen Ericco - Locust Wood Capital Advisers - Analyst

I see.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I could go on and on.

Stephen Ericco - Locust Wood Capital Advisers - Analyst

So pretty broad based. And because — if I look at it from our last call, I just want to judge this correctly, incrementally your volumes are coming in better than we had anticipated. The decline in the commodity margin was pretty well telegraphed by you guys. So the way I’m taking it — correct me if I’m getting the body language right— volumes are better and the decline in the commodity margin is about what we expect. So net/net, you have to be feeling a little better about things today than you were three or four months ago.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I think that’s a fair statement.

Stephen Ericco - Locust Wood Capital Advisers - Analyst

Okay. Can you tell us if there’s any other further discussions with the two other parties, MLT1 and MLP2?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I can’t talk about that. Sorry.

Stephen Ericco - Locust Wood Capital Advisers - Analyst

Thank you very much.

Operator

We will go to Ross Payne with Wachovia.

Ross Payne - Wachovia Securities - Analyst

My questions have been answered thanks.

Operator

We will go next to Darren Horowitz with Raymond James.

Darren Horowtiz - Raymond James -Analyst

Just two quick questions. First, Don to your point of 3% overall volume growth, if you were to strip out those growth projects, what is the organic volume expectation for the year, base RPP?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I don’t have that numbers off the top of my head. Maybe down just slightly.

Darren Horowtiz - Raymond James - Analyst

Okay. And then secondly, can you just give us an update on what the bid ask spread is out there on potential acquisitions, specifically if you were to zero in on the marine inland terminal business?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I’m not sure yet. I will let you know after we acquire one.

Darren Horowtiz - Raymond James - Analyst

Can you give us a bit of a range as to what’s being thrown out there? Is it seven to nine times? Is it a situation where sellers really have not conceded that much on the multiple end?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I have Brett Riley with me who heads our business development group, I don’t know if he wants to say anything about that or not.

Brett Riley - Magellan Midstream Partners, L.P. - VP, Business Development

I don’t think we have seen enough transactions to really tell yet.

Darren Horowtiz - Raymond James - Analyst

Okay. All right. Thanks, guys.

Operator

We will go next to Mark Easterbrook with RBC.

Mark Easterbrook - RBC Capital Markets - Analyst

Good afternoon. Just if you could go through that again, where the DCF guidance has gone up from 306 to 330. What is really driving that?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

The biggest one item that’s driving it is our butane blending expected profits. We have been able to lock in margins that were higher than we thought we could when the proxy was being developed, because prices have gone up more than we predicted in our assumptions. And we have also been able to increase the volume a little bit beyond what we thought we could do in terms of butane blending. That’s because we have been moving more gasoline through the system than we thought we would. There’s been more opportunity to blend butane. The other, the second — that’s by far the biggest item. The next biggest one, which is much, much less is lower interest expense, because the LIBOR rates have been lower than we predicted.

Mark Easterbrook - RBC Capital Markets - Analyst

And then a follow-up, what is your expectations for refinery maintenance going into the second and third quarter? It seems pretty heavy in the first quarter. Has that changed at all from the last call?

Mike Mears - Magellan Midstream Partners, L.P. - COO

Well, there’s some pretty significant refinery maintenance taking place this month, actually. But I would say that that’s, in many respects, a net benefit to us, because that generates longer haul movement on our pipeline system in general. We talked about this last year. As long as you don’t have a number of refineries all in the same geographic area, going down at the same time which creates outage and supply problems on our system, if it’s more spread out, such that we can manage the supply, then typically that doesn’t have a negative effect on us, and as I just mentioned, can have as positive effect on us, by having the longer haul shipments on the pipeline.

Mark Easterbrook - RBC Capital Markets - Analyst

Okay. Thanks.

Operator

We’ll go next to Yves Siegel with Aurora Capital.

Yves Siegel - Aurora Capital - Analyst

Good afternoon. Two quick questions. One is could you just remind me, what the PPI adjustment will be come July, number one?

Mike Mears - Magellan Midstream Partners, L.P. - COO

It’s 7.6%.

Yves Siegel - Aurora Capital - Analyst

Great. And then number two, can you also explain why on a same-store sales basis, if you will, volumes are holding up so well and why your expectations are that volumes will hold up so well given the demand destruction that we have seen because of the economy?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

When we say volumes are holding up well, I mean, you’ve got our growth projects which are adding in volumes.

Yves Siegel - Aurora Capital - Analyst

Excluding the growth projects.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Excluding the growth projects, gasoline is a good, diesel and jet fuel, they net out between the two of them to be not much different than last year. What we have seen is gasoline — we have found a spot that gasoline becomes elastic, when the prices got as high as they got. Once it dropped down just a little bit, things just started picking right back up where they were. So it’s elastic but you have to have a really high price before you start seeing it. And what we have also seen is that the economy being in slower boat or whatever you want to call it, I don’t know if you call it a recession or what, it has a pretty dramatic effect on diesel and jet fuel. That’s definitely what we are seeing.

Mike Mears - Magellan Midstream Partners, L.P. - COO

Our diesel and jet fuel, we have commented on gasoline volume earlier. Our diesel and jet fuel volume quarter-over-quarter is down significantly. I would like to say that we are hopeful we have hit the bottom, and as the economy starts to improve, we’ll start to see that pick back up. I think those are probably the elements of our optimism.

Yves Siegel - Aurora Capital - Analyst

How much look forward do you have? In other words, when you talk to your shippers, from a scheduling perspective, is it really just one month ahead or do you have better visibility into a couple of months ahead? How far do you think your visibility is on volumes?

Mike Mears - Magellan Midstream Partners, L.P. - COO

It’s not that far. I mean, we typically get a month’s worth of nominations so we’ll have some visibility out over a month, but our shippers don’t really have any more insight into what the actual market demand is going to be than anyone else, and so that schedule can change as time goes on. So we really don’t have any long-term visibility as to what demand is going to be.

John Chandler - Magellan Midstream Partners, L.P. - CFO

Just so you have the numbers, Yves, the diesel was down about 10% in the first quarter compared to last year. Jet fuel was down almost 9%. It was just overcome by a great jump in gasoline.

Yves Siegel - Aurora Capital - Analyst

Okay. Got it. All right, guys. Good luck with the simplification.

Operator

(Operator instructions) We’ll go next to Adam Rothenberg with Zimmer Lucas Partners.

Adam Rothenberg - Zimmer Lucas Partners - Analyst

Good afternoon. I missed when Darren asked about the volumes without the growth projects.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I think what we were saying is they were just about flat without the growth projects in our assumptions.

Adam Rothenberg - Zimmer Lucas Partners - Analyst

Okay. And then for the fractionation business, can you estimate how much earnings, or gross margin was not present because the fractionation plant was out?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I suppose we could estimate that, but I don’t have that handy.

Adam Rothenberg - Zimmer Lucas Partners - Analyst

Okay. And lastly when you build up to DCF in your press release, you add back the NYMEX contract adjustments. Is that consistent with the way you are building it up for your guidance?

John Chandler - Magellan Midstream Partners, L.P. - CFO

Yes.

Adam Rothenberg - Zimmer Lucas Partners - Analyst

So it includes the $10.6 million of cash that was really earned in 2008?

John Chandler - Magellan Midstream Partners, L.P. - CFO

That’s right. That’s correct. That was booked. That we booked to 2008.

Adam Rothenberg - Zimmer Lucas Partners - Analyst

All right. So adjusted just in terms of earned in 2009, it’s 219? I’m subtracting out the $10.6 million.

John Chandler - Magellan Midstream Partners, L.P. - CFO

I’m, but the 219 has —

Adam Rothenberg - Zimmer Lucas Partners - Analyst

Sorry. 319.

John Chandler - Magellan Midstream Partners, L.P. - CFO

Oh. No. We view, even though we booked the income in 2008, we view it as earned and we actually closed those contracts out in 2009. So we put the cash flow into 2009. And when you look at our DCF for 2008, you notice we subtracted those booked profits when we were calculating DCF. So I think what we are saying, if I’m following your question right, in our guidance we included the cash in closing out those contracts. The 10.6 is in our guidance.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

It’s in the 330.

John Chandler - Magellan Midstream Partners, L.P. - CFO

In the 330.

Adam Rothenberg - Zimmer Lucas Partners - Analyst

Okay. Great.

Operator

And we’ll go next to TJ Leverte with Talkot Capital.

TJ Leverte - Talkot Capital - Analyst

Yes, hi. Can you refresh my memory on what percentage of operating margin came from commodities for the entire part of 2008?

John Chandler - Magellan Midstream Partners, L.P. - CFO

25%.

TJ Leverte - Talkot Capital - Analyst

Okay. And can you comment at all on how April volumes look at this point?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

I don’t think we have a good handle on that, enough to state anything publicly yet.

TJ Leverte - Talkot Capital - Analyst

Is your expectation that we will see a continued high single digit to low double digit decline in diesel and jet fuel throughout 2009?

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Are you talking about further decline —

TJ Leverte - Talkot Capital - Analyst

Keeping pace with this year-over-year decline in the first quarter.

Mike Mears - Magellan Midstream Partners, L.P. - COO

I would not expect that. Diesel demand and jet fuel demand really started to drop off about the middle of last year. So as you are comparing the first quarter this year, versus the first quarter of last year, you would expect to see a big decline, but I would not expect when we get into the third quarter or the fourth quarter this year that we will have on a percentage basis anywhere near that decline, if a decline at all.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

You can just factor in a decline or lack thereof based on how much you believe in Obama’s stimulus plan.

TJ Leverte - Talkot Capital - Analyst

And when you make volume assumptions for projections, do you break out gasoline volumes in diesel and jet fuel?

Mike Mears - Magellan Midstream Partners, L.P. - COO

We do.

TJ Leverte - Talkot Capital - Analyst

And can you break out those assumptions for us today for those three categories.

John Chandler - Magellan Midstream Partners, L.P. - CFO

We usually don’t go into that level of detail in our guidance.

TJ Leverte - Talkot Capital - Analyst

Okay. Thank you. That’s all I have.

Operator

(Operator instructions) And gentlemen, it appears we have no further questions at this time. I would like to turn the conference back over to you.

Don Wellendorf - Magellan Midstream Partners, L.P. - Chairman and CEO

Okay. Just in closing, Magellan remains one of the strongest companies in the MLP space. First and foremost as a solid based business with primarily fee-based cash flows, and it also offers substantial growth potential that is relatively low risk and consistent with the track of the risk/reward profile which I think is a trademark of Magellan. Thanks again for your time today and your continued support. Good-bye.

Operator

Thank you, ladies and gentlemen. That does conclude today’s call. Thank you for your participation.

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MMP and MGG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (SEC) in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.